

August 25, 2009

Mr. Kevin Loughrey
Chief Executive Officer
Thompson Creek Metals Company Inc.
401 Bay Street, Suite 2010
P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4

> **Re: Thompson Creek Metals Company Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated August 17, 2009**
> **File No. 001-33783**

Dear Mr. Loughrey:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   We note your response to our prior comment number three and do not believe remediation in future filings adequately addresses our comment. Accordingly, please amend your Form 40-F to file the financial statements and management's discussion and analysis. Please include an explanatory note at the forepart of your amended filing indicating the nature of and purpose for the amendment and, if true, stating that no other Items of the filing have been updated. Please also consider the need to update or reissue your financial statements if you should conclude that the failure to do so would result in a materially misleading filing.

Please ensure that your amended filing includes currently dated signatures, certifications and consents (relating to any portions that have been amended or not previously filed).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact James Giugliano at (202) 551-3319, Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director